UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2014

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

401(k) Savings Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4

Additional Information*

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2014	11

Signature	12

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Administration Committee of
the 401(k) Savings Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan of Quest Diagnostics Incorporated as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the 401(k) Savings Plan of Quest Diagnostics Incorporated ’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 17, 2015

401(k) Savings Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
(in thousands)

	2014	2013
Assets
Investment in Master Trust, at fair value	$171,018	$173,262
Notes receivable from participants	2,898	2,996
Net assets available for benefits, reflecting investments at fair value	173,916	176,258

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(190)	(228)
Net assets available for benefits	$173,726	$176,030

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014
(in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$10,302
Interest income from notes receivable from participants	119

Contributions
Employer	4,344
Participants	8,712
Total contributions	13,056

Total additions	23,477

Deductions from net assets attributed to:
Benefits paid to participants	21,640
Administrative expenses	32
Total deductions	21,672

Net increase	1,805
Net transfers to other plans	(4,109)

Net assets available for benefits:
Beginning of year	176,030

End of year	$173,726

The accompanying notes are an integral part of these financial statements.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The 401(k) Savings Plan of Quest Diagnostics Incorporated (the “Plan”) was established as a defined contribution plan by AmeriPath, Inc. (“AmeriPath” or the “Company”) and its affiliates to provide eligible employees with retirement benefits. AmeriPath is a wholly-owned subsidiary of Quest Diagnostics Incorporated (“Quest Diagnostics”). Effective January 1, 2009, the Plan was amended and restated. As of the effective date, the Plan is a “Safe Harbor” Plan sponsored by Quest Diagnostics, and the Company matching contribution was increased to 100% up to the first 4% of the participant's eligible compensation, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective January 1, 2009, Quest Diagnostics and Fidelity Management Trust Company (“FMTC”) formed a master trust (“Master Trust”) to hold the assets of the Plan and the Profit Sharing Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only.

Plan assets of $4,109 were transferred from the Plan into the Profit Sharing Plan of Quest Diagnostics Incorporated in 2014 primarily as a result of participant transfers from AmeriPath to Quest Diagnostics.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

Company Matching Contributions - The Company matches 100% of a participant's contribution, up to 4% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vest in their voluntary contributions made during any period as a Plan participant and Company matching contributions made after January 1, 2009, plus actual earnings thereon. Vesting in the portion of a participant's account related to Company matching contributions made prior to 2009, plus actual earnings thereon, is based on years of service, as defined by the Plan. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Quest Diagnostics Stock Fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and Quest Diagnostics' securities trading policy, which prohibits trading in the Quest Diagnostic's common stock on a short-term basis and while in possession of material non-public information about Quest Diagnostics.

Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant's entire account balance.

Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or to have those dividends automatically reinvested.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Master Trust - FMTC has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated.

Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture account was not material as of December 31, 2014.

Parties-in-Interest - Certain investments of the Master Trust as of December 31, 2014 and 2013 are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2014 and 2013, Master Trust investments with a fair value of $2,709,284 and $2,596,274, respectively, were managed by FMRC.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the total fair value of the Master Trust's investment in the Quest Diagnostics Stock Fund was $267,289 and $233,152, respectively. During 2014, total purchases and sales of Quest Diagnostics stock by the Master Trust were $27,689 and $51,153, respectively.

Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Principal and interest are repaid to the Plan through payroll deductions. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the carrying value of the Master Trust's notes receivable from participants was $94,477 and $93,769, respectively.

Tax Status - The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 22, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan Sponsor believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States (“GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Plan Administration - The Plan Administrator is the Employee Benefits Committee, which is appointed by Quest Diagnostics' Board of Directors. The Plan's trustee and record keeper are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

Administrative Expenses and Other Fees - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

Management Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits - Benefits are recorded when paid.

Valuation of Investments - Investments are stated at fair value at year-end. There are no restrictions as to redemption of these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2014.

The Financial Accounting Standards Board (“FASB”) issued a standard which requires investment contracts held by a defined contribution plan to be reported at fair value. As required by the standard, the Statements of Net Assets Available for Benefits presents the fair value of the Plan's investments, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2014 and 2013, adjustments of $190 and $228, respectively, were necessary to decrease the fair value of the Plan's investment in the Master Trust attributable to the Managed Income Portfolio II Class 3 fund (the "Collective Fund") to contract value. For the years ended December 31, 2014 and 2013, the Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, as it pertains to the Collective Fund.

Refer to Note 4 for additional information related to the valuation of Master Trust investments.

Notes Receivable From Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

Security Transactions and Investment Income - Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Dividend income is recorded by the Master Trust on the ex-dividend date. Interest income from investments and notes receivable from participants is recorded by the Master Trust as earned on the accrual basis.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Net investment income from Master Trust represents the Plan's share of the dividends, interest, and net realized and unrealized gains on investments held by the Master Trust.

3.    Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and The Profit Sharing Plan of Quest Diagnostics Incorporated. Each participating retirement plan has an interest in the Master Trust. The assets of the Master Trust are held by FMTC.

The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. As of December 31, 2014 and 2013, the Plan owned 5.0% and 5.3% of the assets in the Master Trust, respectively. Net investment income associated with the investments of the Master Trust are allocated to the Plan based upon the Plan's participation in the investments that comprise the Master Trust and expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

The following table presents the net assets available for benefits of the Master Trust as of December 31:

	2014	2013
Investments, at fair value:
Mutual funds	$2,845,696	$2,696,680
Quest Diagnostics Stock Fund	267,289	233,152
Collective fund	232,276	249,975
Money market fund	40,332	43,099
Total investments at fair value	3,385,593	3,222,906
Adjustment to contract value	(3,343)	(3,518)
Total investments	3,382,250	3,219,388
Notes receivable from participants	94,477	93,769
Net assets available for benefits	$3,476,727	$3,313,157

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following table presents the net investment income of the Master Trust for the year ended December 31, 2014:

	Interest and Dividends	Realized and Unrealized Gains	Net Investment Income
Investments:
Mutual funds	$200,390	$8,032	$208,422
Quest Diagnostics Stock Fund	5,340	56,325	61,665
Collective fund	3,315	—	3,315
Money market fund	4	—	4
	209,049	64,357	273,406
Notes receivable from participants	3,944	—	3,944
	$212,993	$64,357	$277,350

4.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following tables provide a summary of the assets in the Master Trust that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2014	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$1,543,652	$1,543,652	$—	$—
Equity fund investments	1,192,665	1,192,665	—	—
Managed income fund investments	109,379	109,379	—	—
Total mutual funds	2,845,696	2,845,696	—	—
Quest Diagnostics Stock Fund	267,289	267,289	—	—
Collective fund	232,276	—	232,276	—
Money market fund	40,332	—	40,332	—
Total investments	$3,385,593	$3,112,985	$272,608	$—

December 31, 2013	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$1,431,924	$1,431,924	$—	$—
Equity fund investments	1,159,652	1,159,652	—	—
Managed income fund investments	105,104	105,104	—	—
Total mutual funds	2,696,680	2,696,680	—	—
Quest Diagnostics Stock Fund	233,152	233,152	—	—
Collective fund	249,975	—	249,975	—
Money market fund	43,099	—	43,099	—
Total investments	$3,222,906	$2,929,832	$293,074	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective fund: The Collective Fund invests in short-term bonds, fixed income securities or bond funds and derivative instruments. The Collective Fund also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant NAV of $1.00 per unit, although there is no guarantee that it will be able to maintain that value. The Collective Fund also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest income is credited to the Collective Fund under the wrap

401(k) Savings Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Collective Fund. The crediting interest rate was 1.38% and 1.14% at December 31, 2014 and 2013, respectively. The average yield rate was 1.70% and 1.59% for 2014 and 2013, respectively. The Collective Fund may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to it and the repayment of interest at maturity. The fair value of the Collective Fund is primarily derived from inputs other than quoted prices that are observable and are therefore classified within Level 2 of the fair value hierarchy.

Money market fund: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$173,726	$176,030
Add: adjustment to fair value from contract value for fully benefit-responsive investment contracts	190	228
Net assets available for benefits per the Form 5500	$173,916	$176,258

The following is a reconciliation of the Plan's net investment income per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net investment income from Master Trust per the financial statements	$10,302
Add: current year adjustment to fair value from contract value for fully benefit-responsive investment contracts	190
Less: prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(228)
Investment income per the Form 5500	$10,264

401(k) Savings Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #003

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

*	Notes receivable from participants	**	—	$2,898

* Party-in-interest to the Plan.
** Rates range from 4.25% to 8.75%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the 401(k) Savings Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 17, 2015

401(k) Savings Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Employee Benefits Committee